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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               (Amendment No. __)



                               AMASYS Corporation
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                            (Name of Subject Company)


                               AMASYS Corporation
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                       (Names of Persons Filing Statement)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   023113-103
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                      (CUSIP Number of Class of Securities)


            C.W. Gilluly, Ed.D, President and Chief Executive Officer
                               AMASYS Corporation
                       625 N. Washington Street, Suite 301
                           Alexandria, Virginia 22314
                                 (703) 797-8111
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      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)


                                 With Copies To:
                               Marc P. Levy, Esq.
                       Luse Gorman Pomerenk & Schick, P.C.
                     5335 Wisconsin Avenue, N.W., Suite 400
                             Washington, D.C. 20015


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

     (a) Name and address. The name of the subject company is AMASYS Corporation, a Delaware corporation (the "Company"). The address and telephone number of the Company's principal executive offices is 625 N. Washington Street, Suite 301, Alexandria, Virginia 22314, (703) 797-8111.

     (b) Securities. The title of class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits hereto, this "Schedule 14D-9") relates is the Common Stock, par value $0.01, of the Company (the "Common Stock"). As of March 17, 2006, there were 2,207,350 outstanding shares of Common Stock.

     (c) Trading Market and Price. There is no established trading market for the Common Stock. The Company is not aware of any trading in its Common Stock since its inception.

     (d) Dividends. The Company has paid no dividends since its inception. The Company does not have the financial ability to pay dividends.

     (e) Prior Public Offering. The Company has not made an underwritten public offering of its Common Stock.

     (f) Prior Stock Purchases. The Company has not repurchased any shares of its Common Stock.

Item 2. Identity and Background of Filing Person.

     (a) Name and Address. This Schedule 14D-9 is being filed by the Company. The business address and telephone number of the Company is set forth above in
Item 1 of this Schedule 14D-9.

     (b) Tender Offer. This Schedule 14D-9 relates to the tender offer by Sutter Opportunity Fund 3, LLC and MacKenzie Patterson Fuller, LP (collectively the "Offerors") to purchase up to all of the 2,207,350 outstanding shares of Company Common Stock at a purchase price of $0.05 per share of Common Stock, subject to the terms and conditions set forth in the Offer to Purchase dated March 8, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, constitute the "Offer") included as exhibits to a Schedule TO as filed by the Offerors with the Securities and Exchange Commission ("SEC") on March 8, 2006 (the "Schedule TO"). The Schedule TO states that the business address of the Offerors is c/o MacKenzie Patterson Fuller, LP, 1640 School Street, Moraga, California 94556.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     To the best of knowledge of the Company, the Company is unaware of any agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or any of its affiliates and the Offerors, their executive officers, directors or affiliates. The Offerors state in their Schedule TO that they and their affiliates own a total of 196,000 shares of the Company's 5% Series "A" convertible preferred stock, which is convertible into 1,960,000 shares of Common Stock.

Item 4. The Solicitation or Recommendation.

     (a) Solicitation Recommendation. The Company is expressing no opinion and is remaining neutral toward the Offer to Purchase.

     Although the Company is expressing no opinion as to the Offer to Purchase, holders of Common Stock should consult their advisors regarding their individual financial, tax, legal and other consequences of the Offer to Purchase, and make their own decision about whether to accept or reject the offer.

     (b) Reasons. The Company is in the initial stages of determining if it can liquidate its assets and if so, determining what value could be distributed to its common stockholders. However, the Company is unable at this time to state whether it can or will liquidate and what value, if any, it would be able to return to its stockholders. Additionally, the Offerors provide no financial or other analysis as to how they calculated the financial and other terms of their offer. The Company can provide no assurance as to whether or not the Offer to Purchase is fair to its stockholders.

     As previously disclosed in the Company's Form 12b-25 filed with the SEC on February 14, 2006, the Company received a letter from the SEC following its review of the Company's Form 10-KSB for the year ended June 30, 2005. Several questions were raised and the Company is continuing to discuss several matters with the SEC that are not resolved at this time. As a result, the Company has been unable to complete the Form 10-QSB for the quarter ended December 31, 2005.

     (c) Intent to Tender. The Company has made reasonable inquiry of its directors and officers and, to the best knowledge of the Company, believes that none of its current directors or officers intend to tender his or her Common Stock, for the reasons listed above.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

     Neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to directly or indirectly employ, retain or compensate, any person to make solicitations or recommendations to the holders of Common Stock on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

     During the past sixty (60) days, no transactions with respect to the Common Stock have been effected by the Company or its executive officers, directors and affiliates.

Item 7. Purposes of the Transaction and Plans or Proposals.

     The Company is not engaged in or undertaking any negotiations in response to the Offer.

Item 8. Additional Information.

     Exhibits. The Exhibits to this Schedule 14D-9 referenced in Item 9 hereto are incorporated in their entirety by reference into this Item 8 disclosure.

Item 9. Exhibits.

Exhibit         Description

(a)(1)          Letter to holders of Common Stock to the Company, dated
                March 22, 2006

(e)             None

(g)             None

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                /s/ C.W. Gilluly
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                                   (Signature)


         C.W. Gilluly, Chairman, President and Chief Executive Officer
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                                (Name and title)


                                 March 22, 2006
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                                     (Date)


Instruction to Signature: The statement must be signed by the filing person or that person's authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative's authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See ss.240.14d-1(f) with respect to signature requirements.